EXHIBIT 99.1

Interim results for the period ended September 30, 2023

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports Q3 2023 Net income of $114 million and Adjusted EBITDA1 of $75 million, inclusive of $39 million of non-cash items1.
  Total Golar Cash1 of $841 million, inclusive of $114 million of restricted cash.
  FLNG Hilli achieved operating milestone as world's first FLNG to offload 100 LNG cargoes.
  FLNG Gimi sailed from Singapore to start its 20-year contract for BP offshore Mauritania and Senegal.
  Finalized the sale of 1977 built LNG carrier Gandria.
  Continuing development of FLNG growth pipeline.
  Repurchased 0.2 million shares at an average cost of $21.36 per share. 105.9 million shares issued and outstanding as of September 30, 2023.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Maintained its market leading operational track record throughout the quarter, and became the world’s first FLNG to export its 100th cargo on October 14 and its 102nd cargo on November 15, 2023. Q3 2023 Distributable Adjusted EBITDA1 from FLNG Hilli was $77 million, of which Golar’s share was $73 million, a $6 million decrease compared to Q2 2023, due to lower Brent oil and Dutch Title Transfer Facility (“TTF”) prices. For the remainder of 2023 and 2024, the locked in TTF Distributable Adjusted EBITDA1 as a result of the effective unwinding of prior TTF hedges, which will be in addition to Golar’s share of tolling fees and market linked Brent oil and TTF exposures, will be allocated as follows:

    October-December 2023: 100% of TTF linked production unwound securing approximately $23 million of Distributable Adjusted EBITDA1; and
    Full year 2024: 50% of TTF linked production unwound securing approximately $49 million of Distributable Adjusted EBITDA1 equivalent to approximately $12 million per quarter in 2024.

As the TTF hedges have been effectively unwound and secured, Golar remains fully exposed to TTF prices, with additional Distributable Adjusted EBITDA1 of around $9 million expected for Q4 2023. For 2024, based on a forward price of $15.00/MMBtu, Golar expects additional Distributable Adjusted EBITDA1 of $39 million, increasing or decreasing by $3.2 million per annum for every dollar change in TTF.

FLNG Gimi: Sailed from Seatrium shipyard in Singapore on November 19, 2023, heading for its operational location offshore Mauritania and Senegal. Construction, pre-commissioning and sea trials  are all complete and the vessel is expected to be ready for production once connected to the Greater Tortue Ahmeyim (“GTA”) hub.

The journey to site is expected to take around 60 days inclusive of two refueling stops. Subject to readiness of the overall project, we expect to receive daily commissioning payments subsequent to the connection date, or alternatively, provided Golar is ready, a standby day rate until commissioning starts. Commissioning is expected to take approximately six months from the commissioning start date with commercial operations ("COD") expected thereafter. Golar and the GTA partners are working on initiatives to further optimize the commissioning period in order to achieve COD as early as possible. COD triggers the start of the 20-year contract.

With the construction phase of FLNG Gimi now complete, we will increase focus on debt optimization alternatives for FLNG Gimi, targeting an increase in facility size, a reduction in margin, and an extended repayment profile and duration compared to the current facility. We are in discussions with potential lenders and have received term sheets with improved terms for potential new vessel debt facilities.

FLNG business development: Continued progress made on re-contracting FLNG Hilli upon the end of its current charter in July 2026 with a number of counterparties and gas field owners increasingly interested. Now in detailed commercial discussions for three re-contracting opportunities with a 2024 commitment targeted.

We continue to progress the FLNG growth pipeline, including advancing commercial terms with gas resource owners, technical site-specific work and governmental interaction and approvals across several West African countries. We are also seeing increasing interest for our market leading FLNG solution in other geographies, including the Americas.

Most of the projects under discussion are structures where Golar either participates as an equal partner with the gas resource owner and upstream partner in a gas field development, or commercial structures where Golar is exposed to gas offtake prices. Golar’s market leading capex per ton and focus on proven gas reserves with attractive lifting costs in geographical areas with shorter shipping distances to end users versus US export projects secures a low break-even LNG production cost with attractive upside to current and forward LNG prices.

We continue to progress construction of long lead item orders for a MKII 3.5mtpa FLNG project and expect to take delivery of the Fuji LNG carrier intended for FLNG conversion during Q1 2024. Engineering and detailed design is fully developed and ready for project initiation. The complexity of offshore gas developments drives the timeline for these contemplated FLNG growth projects. Until commitments on a gas field and secured debt financing are in place, we do not plan to take a final investment decision or incur significant incremental MKII FLNG capex beyond current committed levels.

Other: Operating revenues and costs under corporate and other items is now comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Tundra.

Golar's remaining carrier Golar Arctic completed a 12-month charter in September and her 5-year drydock in early November. Alternatives for this vessel including conversion projects, chartering or sale are being considered.

Share buyback and dividends: During the quarter 0.2 million shares were repurchased and cancelled at an average cost of $21.36 per share, leaving 105.9 million shares issued and outstanding as of September 30, 2023. Of the $150.0 million approved share buyback scheme, $117.3 million remains available for further repurchases which will continue to be opportunistically pursued.

Golar’s Board of Directors approved a total Q3 2023 dividend of $0.25 per share to be paid on or around December 11, 2023. The record date will be December 1, 2023.

Financial Summary

(in thousands of $)	Q3 2023	Q3 2022	% Change	YTD 2023	YTD 2022	% Change
Net income	113,880	175,435	(35)%	28,221	871,987	(97)%
Net income/(loss) attributable to Golar LNG Ltd	92,462	141,121	(34)%	(13,946)	716,335	(102)%
Total operating revenues	67,252	68,435	(2)%	218,750	208,600	5%
Adjusted EBITDA [1]	74,559	84,998	(12)%	241,522	275,572	(12)%
Golar’s share of Contractual Debt [1]	1,171,848	993,094	18%	1,171,848	993,094	18%

Financial Review

Business Performance:

	2023		2022
(in thousands of $)	Jul-Sep	Apr-Jun	Jul-Sep
Net income	113,880	6,910	175,435
Income taxes	(159)	1,445	134
Net income before income taxes	113,721	8,355	175,569
Depreciation and amortization	12,473	12,450	12,433
Impairment of long-lived assets	—	5,021	—
Unrealized (gain)/loss on oil and gas derivative instruments	(33,908)	76,646	(12,365)
Realized and unrealized mark-to-market losses on investment in listed equity securities	—	—	(51,449)
Other non-operating expense/(income), net	—	1,305	(1,244)
Interest income	(11,509)	(11,836)	(3,059)
Interest expense	135	610	4,154
Gains on derivative instruments, net	(7,018)	(11,673)	(25,453)
Other financial items, net	(318)	464	(340)
Net losses/(income) from equity method investments	983	1,577	(9,987)
Net income from discontinued operations	—	(104)	(3,261)
Adjusted EBITDA [1]	74,559	82,815	84,998

	2023
	Jul-Sep				Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,391	5,532	5,329	67,252	60,373	11,697	5,460	77,530
Vessel operating expenses	(17,726)	(4,813)	(2,048)	(24,587)	(15,869)	(7,006)	(1,834)	(24,709)
Voyage, charterhire & commission expenses	(150)	—	(540)	(690)	(150)	—	(74)	(224)
Administrative (expenses)/income	(354)	(8,021)	(22)	(8,397)	(42)	(7,962)	10	(7,994)
Project development (expenses)/income	(956)	(576)	29	(1,503)	(1,965)	(16,590)	—	(18,555)
Realized gain on oil and gas derivative instruments (2)	42,484	—	—	42,484	46,451	—	—	46,451
Other operating income	—	—	—	—	2,499	7,817	—	10,316
Adjusted EBITDA [1]	79,689	(7,878)	2,748	74,559	91,297	(12,044)	3,562	82,815

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

	2022
	Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	54,893	12,561	981	68,435
Vessel operating expenses	(14,227)	(1,633)	(1,857)	(17,717)
Voyage, charterhire & commission (expenses)/income	(150)	25	(590)	(715)
Administrative income/(expenses)	7	(10,468)	(4)	(10,465)
Project development income	2,085	136	—	2,221
Realized gain on oil and gas derivative instruments	57,046	—	—	57,046
Other operating loss	(13,807)	—	—	(13,807)
Adjusted EBITDA [1]	85,847	621	(1,470)	84,998

Golar reports today Q3 2023 net income of $114 million, before non-controlling interests, inclusive of $39 million of non-cash items1, comprised of:

  TTF and Brent oil unrealized mark-to-market gains of $34 million; and
  mark-to-market gains on interest rate swaps of $5 million.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million (Golar share equivalent to $2.7 million) for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. A $14 million realized gain on the oil derivative instrument was recorded in Q3 2023 of which Golar has an effective 89.1% interest. A Q3 2023 realized gain of $5 million was also recognized in respect of fees for the TTF linked production of which Golar has an effective 89.4% interest. A $23 million realized gain (100% of which is attributable to Golar) on the hedged component of the quarter’s TTF linked fees was also recognized during the quarter. Collectively a $42 million Q3 2023 realized gain on oil and gas derivative instruments was recognized.

The non-cash mark-to-market fair value of the FLNG Hilli Brent oil linked derivative asset increased by $70 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the unaudited consolidated statement of operations. The non-cash mark-to-market accounting fair value of the FLNG Hilli TTF natural gas derivative asset decreased by $15 million during the quarter with a corresponding unrealized loss of the same amount recognized in the unaudited consolidated statement of operations. A $21 million unrealized loss in respect of the economically hedged portion of the Q3 2023 TTF linked FLNG Hilli production was also recognized during the quarter. Collectively, this resulted in a $34 million Q3 2023 unrealized gain on oil and gas derivative instruments.

Balance Sheet and Liquidity:

As of September 30, 2023, Total Golar Cash1 was $841 million, comprised of $727 million of cash and cash equivalents and $114 million of restricted cash.

Within the $327 million current portion of long-term debt and short-term debt as at September 30, 2023 is $306 million in respect of the FLNG Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. Golar’s share of Contractual Debt1 amounts to $1,172 million as of September 30, 2023. Deducting Total Golar Cash1 of $841 million from Golar’s share of Contractual Debt1 of $1,172 million leaves debt of $331 million.

Inclusive of $19 million of capitalized interest, $42 million was invested in FLNG Gimi during the quarter, with the total FLNG Gimi asset under development balance as at September 30, 2023 amounting to $1.34 billion. Of this, $630 million was drawn against the $700 million debt facility secured by FLNG Gimi. Both the investment and debt drawn to date are reported on a 100% basis.

Expenditure on long-lead items, engineering services and deposits paid on conversion candidate Fuji LNG for the MKII FLNG amounted to $159 million as of September 30, 2023, and is included in other non-current assets.

On November 1, 2023 the sale of Gandria closed and Golar received $13 million, representing the balance of the agreed $15 million sale price.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at September 30, 2023 and for the nine months period ended September 30, 2023, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs and the operating costs of the Gandria (prior to disposal) and FLNG Gimi.

Liquidity measures
Contractual debt (1)	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges +/-VIE consolidation adjustments +/-Deferred finance charges +/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of Contractual Debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprise of impairment of long-lived assets and mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas Vessel
FSRU: Floating Storage Regasification Unit
MKII FLNG: Mark II FLNG

MMBtu: Million British Thermal Units
mtpa: Million Tonnes Per Annum

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	September 30, 2023	December 31, 2022	September 30, 2022
Total debt (current and non-current) net of deferred finance charges	1,177,612	1,189,324	1,353,748
VIE consolidation adjustments	191,480	152,133	143,925
Deferred finance charges	24,941	20,955	23,554
Total Contractual Debt	1,394,033	1,362,412	1,521,227
Less: Golar Partners’ (1), Keppel’s and B&V’s share of the FLNG Hilli contractual debt	(33,185)	(358,484)	(367,633)
Less: Keppel’s share of the Gimi debt	(189,000)	(160,500)	(160,500)
Golar’s share of Contractual Debt	1,171,848	843,428	993,094

Please see Appendix A for a capital repayment profile for Golar’s Contractual Debt.

(1) On March 15, 2023, we completed the reacquisition of Golar Partners’ Common Units of Hilli LLC from New Fortress Energy Inc ("NFE"). As a result GLNG’s share of FLNG Hilli’s Contractual Debt increased from 44.6% to 94.6%.

Total Golar Cash

(in thousands of $)	September 30, 2023	December 31, 2022
Cash and cash equivalents	727,133	878,838
Restricted cash and short-term deposits (current and non-current)	132,462	134,043
Less: VIE restricted cash and short-term deposits	(18,539)	(21,691)
Total Golar Cash	841,056	991,190

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to sites such as the floating production, storage and offloading unit and our floating liquefaction natural gas vessel (“FLNG”), the FLNG Gimi. Delays to contracted deliveries to sites could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog1;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII”), one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  our ability to complete the acquisition of LNG carrier Fuji LNG on a timely basis or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
  failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
  our expectation that we will produce the 2023 contract year capacity pursuant to the LTA during 2023. Failure to produce this contracted capacity will require settlement of the resulting production shortfall at the 2023 average excess tolling fee as a reduction to our final LTA billing in 2026;
  continuing uncertainty resulting from our claim for certain pre-commissioning contractual prepayments that we believe we are entitled to receive from BP Mauritania Investments Limited (“BP”) pursuant to the LOA, including timing of eventual resolution, whether our claim will be upheld, any eventual recovery or amounts that we may be required to settle;
  our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
  our ability to recontract the FLNG Hilli once her current contract ends and other competitive factors in the FLNG industry;
  our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir LNG Limited (“Avenir”) on a timely basis or at all;
  increases in costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance;
  continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
  changes to rules and regulations applicable to LNG carriers, FLNGs or other parts of the natural gas and LNG supply chain;
  changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in Brazil;
  a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
  global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreaks, rising inflation and the ongoing conflicts in Ukraine and the Middle East and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “2022 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the three and nine months ended September 30, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of the Company’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three and nine months ended September 30, 2023, includes a fair review of important events that have occurred during the period and their impact on the interim unaudited consolidated financial statements, the principal risks and uncertainties for the remaining period of 2023 and major related party transactions.

November 21, 2023
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Interim results for the period ended September 30, 2023 (https://ml-eu.globenewswire.com/Resource/Download/5e3b1ca9-06d9-416b-a93b-4b892a5cb16a)